February 2, 2006


Mail Stop 4561

Daniel Poludniak
Chief Financial Officer
AMB Financial Corp.
8230 Hohman Avenue
Munster, Indiana 46321

RE:	AMB Financial Corp.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-23182

Dear Mr. Poludniak,

	We have completed our review of your Form 10-KSB and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant